Exhibit 2.19

REGISTRATION RIGHTS AGREEMENT

                THIS REGISTRATION RIGHTS AGREEMENT (this “Agreement”) is made as of the __day of _______, 2003 by and among:

NUR Macroprinters Ltd., a company organized under the laws of the State of Israel, registered under number 52-003986-8, with offices at 12 Abba Hilel Silver Street, Lod, Israel (the “Company”); and

The Investors listed on Schedule 1 hereto, each such Investor being an ‘accredited investor’, as defined in Regulation §230.501 under the Securities Act (defined below). Each Investor is referred to in this Agreement as a “Holder”, and collectively as the “Holders”.

RECITALS:

                WHEREAS each Holder has advanced or will advance to the Company a loan amount (the “Loan”), convertible into Ordinary Shares of the Company, of nominal value NIS 1.00 each (the “Ordinary Shares”), pursuant to a Convertible Loan Agreement, dated _________, 2003 (the “Loan Agreement”). The Ordinary Shares resulting from conversion of the Loan are referred to as “Conversion Shares”; and

                WHEREAS pursuant to the Loan Agreement, the Company has and will issue to the each Holder warrants to purchase additional Ordinary Shares (the “Warrants”), all under the terms and conditions of the Loan Agreement (the “Warrant Shares”); and

                WHEREAS the Company hereby undertakes to register the Conversion Shares purchased pursuant to the Loan Agreement and the Warrant Shares underlying the Warrants, on the terms more fully described in this Agreement.

NOW, THEREFORE, in consideration of the foregoing, the parties agree as follows:

                1.             Definitions.

                                Unless otherwise defined herein, all capitalized terms shall have the meanings ascribed thereto in the Loan Agreement and the Warrants. As used herein, the following terms have the following meanings:

                                “Commission” refers to the Securities and Exchange Commission

                                “Effective Date” means the date of the Closing of the Loan Agreement, as defined therein.

                                “Register”, “registered”, and “registration” refer to a registration effected by filing a registration statement in compliance with the Securities Act and the declaration or ordering by the Commission of effectiveness of such registration statement, or the equivalent actions under the laws of another jurisdiction.

                                “Registrable Shares” means the Conversion Shares issued or issuable to the Holders upon conversion of the Loan in accordance with the provisions of the Loan Agreement and any Warrant Shares issued or issuable upon exercise of the Warrants.

                                “Securities Act” shall mean the U.S. Securities Act of 1933, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time.

                2.             Incidental Registration.

                If the Company at any time following the Effective Date, proposes to register any of its securities, (other than a registration statement on Form S-8 or any successor form for securities to be offered to employees of the Company pursuant to any employee benefit plan or a registration statement on form F-4 or any other successor form), for its own account or for the account of any other person, it shall give notice to the Holders of such intention. Upon the written request of Holders, given within twenty (20) days after receipt of any such notice, the Company shall include in such registration all of the Registrable Shares indicated in such request, so as to permit the disposition of the shares so registered in the manner requested by the Holders. Notwithstanding any other provision of this Section 2, with respect to an underwritten public offering by the Company, if the managing underwriter advises the Company in writing that marketing or other factors require a limitation of the number of shares to be underwritten, then there shall be excluded from such registration and underwriting to the extent necessary to satisfy such limitation, shares held by the Holders and by other shareholders of the Company who are entitled to have their shares included in such registration, pro rata among them to the extent necessary to satisfy such limitation.  To the extent Registrable Shares are excluded from such underwriting, the Holders shall agree not to sell their Registrable Shares included in the registration statement for such period, not to exceed 180 days, as may be required by the managing underwriter, and the Company shall keep effective and current such registration statement for such period as may be required to enable the Holders to complete the distribution and resale of their Registrable Shares.  Notwithstanding the provisions of this Section 2, the Company shall have the right at any time after it shall have given notice to the Holders, to elect not to file any such proposed registration statement; provided, however, that each key officer and director of the Company and each person who, at the time of the proposed filing of such public offering, beneficially owns 1% or more of the outstanding capital stock of the Company, on a fully-converted, fully-diluted basis, shall enter into the same agreement.

                3.             Demand Registration.

                (a)           Following the Effective Date, the Holders of Conversion Shares, holding more than fifty percent (50%) of the Conversion Shares then outstanding (the “Initiating Holders”), are entitled, once at the Company’s expense and once at their own expense all as set forth in Section 7 hereof, to request in writing that all or part of the Conversion Shares they hold, be registered under the Securities Act (a “Demand”). Such Demand must request the registration of shares in a minimum of one million United States Dollars ($1,000,000). The Company shall give written notice of such request to all other Holders. If Holders, other than the Initiating Holders (“Joining Holders”), intend to participate in the registration under this Section 3, they shall notify the Company in writing (“Reply”) within twenty (20) days following receipt of the Company’s notice and shall include in their Reply the number of Registrable Shares they desire to register. The Company shall effect, as soon as practicable, the registration, on Form F-1 or on Form F-3 (or any successor form for securities to be offered in a transaction of the type referred to in Rule 415 under the Securities Act, and any related qualification or compliance), of all Registrable Shares as to which it has received such request for registration as promptly as practicable; provided, however, that the Company shall not be required to effect any registration under this Section 3 within a period of 180 (one hundred and eighty) days, (but shall be required to prepare and file the registration statement within such period), following the effective date of a previous registration in which the Holders had the right to participate pursuant to Section 2.

                (b)           The Company represents as at the date hereof that it satisfies the Registrant Requirements (as defined in the general instructions for Form F-3) for the use of Form F-3 for the registration of the resale of securities under the Securities Act.

                (c)           If the Initiating Holders intend to distribute Registrable Shares covered by their request by means of an underwriting, they shall so advise the Company as part of their request made pursuant to this Section 3, and the Company shall include such information in its notice to the Joining Holders as described above. The underwriter shall be designated in accordance with the provisions of Section 6.1 below. In such event, the right of any Joining Holder to include his Registrable Shares in such registration shall be conditioned upon such Joining Holder’s participation in the underwriting and the inclusion of the Joining Holder’s Registrable Shares in the underwriting to the extent provided herein. All Holders proposing to distribute their Registrable Shares through the underwriter shall enter into an underwriting agreement in customary form with the underwriter(s) designated for such purpose. If any Holder disapproves of the terms of the underwriting, such Holder may elect to withdraw from the proposed registration by written notice to the Company, the underwriter and the Initiating Holders. The Registrable Shares so withdrawn from the underwriting shall also be withdrawn from the registration; provided that, if by the withdrawal of such Registrable Shares, a greater number of Registrable Shares held by other Holders may be in included in the registration (up to the maximum limitations imposed by the underwriters), then the Company shall offer to all Holders who have included Registrable Shares in the registration, the right to include additional Registrable Shares on a pro rata basis based on the number of Registrable Shares held by all such Holders (including the Initiating Holders).

                3.1           Notwithstanding anything contained herein to the contrary regarding the Conversion Shares convertible pursuant to the Convertible Loan Note (referred to in this Section 3.1 as the “Convertible Loan Note Shares”), in the event the Company, at any time, draws upon the Loan, the Company shall file a registration statement, within ninety (90) days, regarding that number of shares as may be convertible pursuant to the Convertible Loan Note underlying the amount of the Loan drawn down. The Company shall use its best efforts to file the registration statement regarding the Convertible Loan Note Shares within such ninety (90) day period. In the event a registration statement is not filed regarding the Convertible Loan Note Shares during this time, the Company shall lower the conversion price on the Convertible Loan Note Shares by $.05 for every consecutive thirty (30) period beyond the initial ninety (90) day period a registration statement is not filed regarding the Convertible Loan Note Shares; provided, however, that the Conversion Price Per Share (as defined in the Convertible Loan Note) shall not be reduced below $.32.

                4.             Delay of Registration.

                The Company may delay the filing or effectiveness of any registration statement prepared pursuant to Section 3 for a period of up to 180 days after the date of a request for registration pursuant to Section 3, if the Company determines, in good faith, that (a) it is in possession of material, non-public information concerning an acquisition, merger, recapitalization, consolidation, reorganization, or other material transaction by or of the Company, and (b) disclosure of such information would jeopardize any such transaction or otherwise materially harm the Company; provided, however, that the Company may exercise such right to delay the filing of a registration statement only once.

                5.             Termination of Registration Rights.

                5.1           The Holders shall not be entitled to exercise any right provided for in Sections 2 or 3 hereof, after four (4) years following the date of the Closing of the Loan Agreement.

                5.2          In addition, the right of the Holders to request registration pursuant to Sections 2 and 3 shall terminate upon such date that all Registrable Shares held or entitled to be held upon exercise by the Holders may be sold under Rule 144(k) (or any successor rule).

                6.             Designation of Underwriter.

                6.1           In the event of any registration effected pursuant to Section 3, the Holders may provide their recommendation of candidates to be the managing underwriter(s) in any underwritten offering and the Company shall have the discretion, subject to approval by the majority of the Holders (such approval not to be unreasonably withheld), to accept such candidate or offer a different managing underwriter(s).

                6.2           In the case of any registration initiated by the Company, the Company shall have the right to designate the managing underwriter.

                7.             Expenses.

                All expenses incurred in connection with any registration under Section 2 or Section 3 shall be borne by the Company, provided however, that the Holders shall pay their pro rata portion of the discounts payable to any underwriter. All expenses incurred in connection with any second registration under Section 3 shall be borne by the Initiating Holders, providing however, that all Joining Holders shall pay their pro rata portion of the discounts payable to any underwriter.

                8.             Indemnities.  If any Registrable Shares are included in a registration statement pursuant to this Agreement:

                8.1           The Company will indemnify and hold harmless, to the fullest extent permitted by law, each Holder, any underwriter (as defined in the Securities Act) for such Holder, and each person, if any, who controls such Holder or such underwriter (collectively and individually referred to as the “Indemnified Party”), from and against any and all losses, damages, claims, liabilities, joint or several, costs, and expenses (including any amounts paid in any settlement effected with the Company’s consent, which consent will not be unreasonably withheld) to which such Indemnified Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expenses arise out of are based upon (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented (including, in each case, all documents incorporated by reference therein, as such documents may have been updated by later dated documents), or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading or (iii) any violation or alleged violation by the Company of the Securities Act or the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), or any rules or regulations promulgated thereunder, and the Company will reimburse each Indemnified Party, promptly upon demand, for any reasonable legal or any other expenses incurred by them in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, liability, action, or proceeding; provided, however, that the Company will not be liable in any such case to the extent that any such loss, damage, liability, cost, or expense arises solely out of or is based solely upon an untrue statement or alleged untrue statement, or omission or alleged omission, so made in conformity with information furnished to the Company by the Indemnified Party, in writing, specifically for inclusion therein; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; and provided, further, that the indemnity agreement contained in this Section 8.1 shall not apply to amounts paid in settlement of any such claim, loss, damage, liability, or action if such settlement is effected without the Company’s consent, which consent will not be unreasonably withheld. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of the Indemnified Party, and regardless of any sale in connection with such offering by such Holder. Such indemnity shall survive the transfer of securities by a Holder.

                8.2           Each Holder participating in a registration hereunder will indemnify and hold harmless the Company its Executive Officers, Directors, any underwriter for the Company, and each person, if any, who controls the Company or such underwriter (collectively and individually, the “Indemnifiable Parties”), from and against any and all losses, damages, claims, liabilities, costs, or expenses (including any amount paid in any settlement effected with such Holder’s consent, which consent will not be unreasonably withheld) to any Indemnifiable Party may become subject under applicable law or otherwise, insofar as such losses, damages, claims, liabilities (or actions or proceedings in respect thereof), costs, or expense arise out of or are based on (i) any untrue statement or alleged untrue statement of any material fact contained in the registration statement or included in the prospectus, as amended or supplemented (including, in each case, all documents incorporated by reberence therein, as such documents may have been updated by later dated documents), or (ii) the omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances in which they are made, not misleading, or (iii) any violation or alleged violation by the Company of the Securities Act or the Securities and Exchange Act, or any rules or regulations promulgated thereunder and such Holder will reimburse each Indemnifiable Party, promptly upon demand, for any reasonable legal or other expenses incurred by such Indemnifiable Party in connection with investigating, preparing to defend, or defending against, or appearing as a third-party witness in connection with such loss, claim, damage, action, or proceeding; in each case to the extent, but only to the extent, that such untrue statement or alleged untrue statement or omission or alleged omission was so made in conformity with written information furnished  by such Holder specifically for inclusion therein. The foregoing indemnity agreement is subject to the condition that, insofar as it relates to any such untrue statement (or alleged untrue statement), or omission (or alleged omission) made in the preliminary prospectus but eliminated or remedied in the amended prospectus at the time the registration statement becomes effective in the final prospectus, such indemnity agreement shall not inure to the benefit of (i) the Company, and (ii) any underwriter, if a copy of the final prospectus was not furnished to the person or entity asserting the loss, liability, claim, or damage at or prior to the time such furnishing is required by the Security Act; provided, further, that this indemnity shall not be deemed to relieve any underwriter of any of its due diligence obligations; provided, further, that the indemnity agreement contained in this Section 8.2 shall not apply to amounts paid in settlement of any such claim loss, damage, liability, or action if such settlement is effected without the consent of such Holder, as the case may be, which consent shall not be unreasonably withheld; and provided, further, that the maximum amount of liability in respect of such indemnification shall be limited, in the case of each Holder, to an amount equal to the net proceeds actually received by such Holder from the sale of Registrable Shares sold pursuant to such registration.

                8.3           Promptly after receipt by an Indemnified and/or Indemnifiable Party pursuant to the provisions of Section 8.1 or 8.2 of notice of the commencement of any action involving the subject matter of the foregoing indemnity provisions, such Indemnified and/or Indemnifiable Party will, if a claim thereof is to be made against the indemnifying party pursuant to the provisions of said Section 8.1 or 8.2, promptly notify the indemnifying party of the commencement thereof; but the omission to notify the indemnifying party shall only relieve it from any liability which it may have to any Indemnified and/or Indemnifiable Party to the extent that such indemnifying party has been damaged by such omission to notify hereunder. In case such action is brought against any Indemnified and/or Indemnifiable party and it notifies the indemnifying party of the commencement thereof, the indemnifying party shall have the right to participate in, and, to the extent that it may wish, jointly with any other indemnifying party similarly notified, to assume the defense thereof with counsel reasonably satisfactory to such Indemnified or Indemnifiable Party; provided, however, that if the defendants in any action include both the Indemnified or Indemnifiable Party and the indemnifying party and if in the reasonable judgment of the Indemnified or Indemnifiable party there are separate defenses that are available to the Indemnified or Indemnifiable party or there is a conflict of interest which would prevent counsel for the indemnifying party from also representing the Indemnified or Indemnifiable party, the Indemnified or Indemnifiable Party(ies) shall have the right to select, at the expense of the indemnifying party, separate counsel to participate in the defense of such action; provided, further, however, that if the  Holders are the Indemnified Party, the Holders shall be entitled to one (1) separate counsel at the expense of the Company and if underwriters are also Indemnified parties who are entitled to counsel separate from the indemnifying party, then all underwriters as a group shall be entitled to one (1) separate counsel at the expense of the Company.  After notice from the indemnifying party of its election so to assume the defense thereof, the indemnifying party will not be liable to such Indemnified or Indemnifiable Party pursuant to the provisions of said Section 8.1 or 8.2 above for any legal or other expense subsequently incurred by such Indemnified or Indemnifiable Party in connection with the defense thereof, unless (i) the Indemnified or Indemnifiable Party shall have employed counsel in accordance with the provision of the preceding sentence, (ii) the indemnifying party shall not have employed counsel reasonably satisfactory to the Indemnified or Indemnifiable Party to represent the same within a reasonable time after the notice of the commencement of the action and within fifteen (15) days after written notice of the Indemnified or Indemnifiable Party’s intention to employ separate counsel pursuant to the previous sentence, (iii) the indemnifying party has authorized the employment of counsel for the Indemnified or Indemnifiable Party at the expense of the indemnifying party, or (iv) the indemnifying party has authorized the employment of counsel but such party or counsel fails to vigorously defend the action.  No indemnifying party will consent to entry of any judgment or enter into any settlement, which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such Indemnified or Indemnifiable Party of a release from all liability in respect to such claim or litigation.

                8.4           If recovery is not available under the foregoing indemnification provisions, for any reason other than as specified therein, the parties entitled to indemnification by the terms thereof shall be entitled to contribution to liabilities and expenses. In determining the amount of contribution to which the respective parties are entitled, there shall be considered the parties’ relative knowledge and access to information concerning the matter with respect to which the right to indemnification was asserted, the opportunity to correct and prevent any statement or omission, and any other equitable consideration appropriate under the circumstances. In no event shall any party that is found liable for fraudulent misrepresentation within the meaning of Section 1(f) of the Securities Act be entitled to contribution hereunder from any party not found so liable.

                9.             Obligations of the Company.  Whenever required under this Agreement to effect the registration of any Registrable Shares, the Company shall, as expeditiously as possible:

                9.1           Prepare and file with the Commission a registration statement with respect to such Registrable Shares and use its best efforts to cause such registration statement to become effective with the Commission or pursuant to the Blue Sky laws of such jurisdictions as shall be reasonably requested by the Holders, and, upon the request of the Holders of the majority of the Registrable Shares registered thereunder, keep such registration statement effective for a period of up to two (2) years for any registration under Form F-3 (which shall be kept effective subject to the provisions of Rule 415), or for nine (9) months for any registration under F-1, or if sooner until the distribution contemplated in the registration statement has been completed.

                9.2           Prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection with such registration statement as may be necessary to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Shares covered by such registration statement.

                9.3           Furnish to the Holders and each duly authorized underwriter such numbers of copies of a prospectus, including a preliminary prospectus, in conformity with the requirement of the Securities Act, and such other documents as they may reasonably request in order to facilitate the disposition of Registrable Shares owned by the Holders.

                9.4           In the event of any underwritten public offering, enter into and perform its obligations under an underwriting agreement, in usual and customary form, with the managing underwriter of such offering. Each Holder participating in such underwriting shall also enter into and perform its obligations under such agreement.

                9.5           Notify each Holder of Registrable Shares covered by such registration statement at any time when a prospectus relating thereto is required to be delivered under the Securities Act of the happening of any event as a result of which the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and promptly amend such prospectus by filing a post effective supplement so that such prospectus does not contain an untrue statement of material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in light of the circumstances then existing, and deliver copies thereof to the Holder.

                9.6           Cause all Registrable Shares registered pursuant hereunder to be listed on each securities exchange or Nasdaq on which similar securities issued by the Company are then listed.

                9.7           Provide a transfer agent and registrar for all Registrable Shares registered pursuant to this Agreement and a CUSIP number for all such Registrable Shares, in each case not later than the effective date of such registration.

                9.8           Furnish, at the request of any Holder, on the date that such Registrable Shares are delivered to the underwriters for sale in connection with a registration pursuant to this Agreement, if such securities are being sold through underwriters, or, if such securities are not being sold through underwriters, on the date that the registration statement with respect to such securities becomes effective, (i) an opinion, dated such date, of the counsel representing the Company for the purposes of such registration, in form and substance as is customarily given to underwriters in an underwritten public offering, addressed to the underwriters, if any, and to such Holder, and (ii) a letter dated such date, from the independent certified public accountants of the Company, in form and substance as is customarily given by independent certified public accountants to underwriters in an underwritten public offering addressed to the underwriters, if any, and to such Holder.

                9.9           Promptly notify each Holder, if the Holder is selling Registrable Shares covered by a registration statement, of the issuance by the Commission of any stop order suspending the effectiveness of the registration statement or the initiation of any proceedings for that purpose. The Company shall use its reasonable best efforts to obtain the withdrawal of any order suspending the effectiveness of the registration statement.

                9.10         Conditions to Registration.  The Company shall not be obligated to effect the registration of the Registrable Shares pursuant to this Agreement unless the Holders participating therein consent to customary conditions of a reasonable nature that are imposed by the Company, including, but no limited to, the following:

                                (a)           Conditions requiring the Holders to comply with all applicable provisions of the Securities Act and the Exchange Act, including, but not limited to, the prospectus delivery requirements; and

                                (b)           Conditions prohibiting the Holders, upon receipt of written notice from the Company that it is required by law to correct or update the registration statement or prospectus, from effecting sales of the Registrable Shares until the Company has completed the necessary correction or updating.

               10.          Omitted

               11.          Customary Arrangements.   Each Holder may not participate in any underwritten offering pursuant to a registration filed hereunder unless such person (a) agrees to sell such person’s securities on the basis provided in customary underwriting arrangements, and (b) provides all relevant information and completes and executes all questionnaires, powers of attorney, indemnities, underwriting agreements, and other documents required under the terms of such underwriting arrangements; provided, however, that the Holders participating in the underwritten registration may appoint one legal or other representative to negotiate the underwriting arrangements, at such Holder’s expense.

               12.          Public Information.   The Company shall undertake to make publicly available and available to the Holders adequate current public information within the meaning of, and as required pursuant to, Rule 144 and shall use its reasonable best efforts to satisfy the Registrant Requirements for the use of Form F-3 during the term of this Agreement.

               13.          Non-United States Offering.  In the event of a public offering of securities of the Company outside of the United States, the Company will afford the Holders registration rights in accordance with applicable law and comparable in substance to the foregoing registration rights.

               14.          Assignment of Registration Rights.  The rights to cause the Company to register Registrable Shares pursuant to this Agreement may only be assigned by a Holder (the “Assignment”) under the following conditions:

(i) The Assignment shall be concurrent with the sale or transfer of Registrable Shares and only with respect to the transferred Registrable Shares;

(ii) Pursuant to the Assignment, a Holder may only assign the registration rights contained herein on up to two (2) occasions, to no more than five (5) transferees on each occasion;

(iii) The assignees of the registration rights may not further assign the registration rights; and

(iv) The right to request the Demand (whether in relation to Registrable Shares held by the Holder and/or by any assignee) may only be exercised by the Holder.

               Provided, (a) the Company, is upon such transfer, furnished with written notice of the name and address of such transferee or assignee and the securities with respect to which such registration rights are being assigned, and (b) such transferee or assignee agrees in writing to be bound by and subject to the terms and conditions of this Agreement.

               15 .           Changes in Registrable Shares.  If, and as often as, there are any changes in the Registrable Shares by way of stock split, stock dividend, combination or reclassification, or through merger, consolidation, reorganization or recapitalization, or by any other means, appropriate adjustment shall be made in the provisions of this Agreement, as may be required, so that the rights and privileges granted hereby shall continue with respect to the Registrable Shares as so changed.

               16.           Entire Agreement.  This Agreement constitutes the full and entire understanding and agreement among the parties hereto with respect to the subject matter hereof and supersedes all prior agreements (including, without limitation, the term sheet entered into between the Company and the Holders, and any and all negotiations and oral understandings with respect thereto) and any and all registration rights that the Company had previously granted to any party hereto in any capacity whatsoever. Nothing in this Agreement, express or implied, is intended to confer upon any Person, other than the parties hereto and their respective successors and assigns, any rights, remedies, obligations, or liabilities under or by reason of this Agreement, except as expressly provided herein.

               17.           Governing Law.  This Agreement shall be governed in all respects by the laws of the State of New York, as such laws are applied to agreements between State of New York residents entered into and to be performed entirely within State of New York, whether or not all parties hereto are residents of State of New York.

              18.           Successors and Assigns.   Subject to the provisions of Section 14 above, the provisions hereof shall inure to the benefit of, and be binding upon, the successors, assigns, heirs, executors and administrators of the parties hereto.

              19.           Notices.  Unless otherwise provided, any notice required or permitted under this Agreement shall be given in writing and if: (i) served or sent by post shall be deemed to have been served or delivered ten (10) days after the time when the letter was deposited in the mail, postage prepaid for first class mail or airmail, as applicable, or (ii) sent via facsimile or electronic mail, shall be deemed to have been served or delivered on the first business day following the date that the facsimile or electronic mail was sent, provided that, if no electronic mail confirmation is delivered by the recipient of such notice to the sender thereof within twenty-four (24) hours following the delivery of such notice, such notice has to be resent via facsimile and shall be deemed to have been served or delivered on the first business day following the date that such notice was resent via facsimile, all to the addresses of the Holders as set forth on Schedule 1 hereto, or to such other address as such party shall furnish the Company in writing, and if to the Company, at its address set forth in the preamble to this Agreement or at such other address as the Company shall have furnished to the parties in writing.

              20.           Severability.  Any invalidity, illegality or limitation on the enforceability of this Agreement or any part thereof, by any party whether arising by reason of the law of the respective party’s domicile or otherwise, shall in no way affect or impair the validity, legality or enforceability of this Agreement with respect to other parties. If any provision of this Agreement shall be judicially determined to be invalid, illegal or unenforceable, the validity, legality and enforceability of the remaining provisions shall not in any way be affected or impaired thereby.

              21.           Titles and Subtitles.  The titles of the Sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement.

              22.           Counterparts.  This Agreement may be executed in any number of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Agreement may be executed by exchange of signatures via facsimile.

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IN WITNESS WHEREOF, the parties have signed this Agreement, as of the date first appearing above.

Nur Macroprinters Ltd.

By: ______________________
Name:
Title:

INVESTOR

_________________________
Name:

Schedule 1

List of Holders and Addresses

Name/Entity	Address
Dan and Edna Purjes	**************
First Purjes Descendants, LP	**************
Second Purjes Descendants, LP	**************
Y Securities Management, Ltd.	**************
Myles Wittenstein	**************
Barbara Stoller	**************
Mark Wittenstein	**************
Bridges and PIPES, LLC	**************
United European Bank and Trust	**************
Richard Ornstein	**************
Len Knappmiller	**************
JM Hull Associates, L.P.	**************
Drake Investments Ltd.	**************
Gary Gelman	**************
David Amir	**************
The Purjes Foundation	**************